FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2006

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE  VICTORIA  3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Brendan T Case
Date: •27 January 2006	Name: Brendan T Case
Title: Associate Company Secretary

Group Corporate Affairs National Australia Bank Limited ABN 12004044937

ASX Announcement	500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, Friday 27 January 2006

Notice in accordance with ASX Listing Rule 3.16.1
Appointment of a Company Secretary

National Australia Bank Limited announces the appointment of Ms Michaela Healey as a Company Secretary of National Australia Bank Limited.

Ms Healey will take up her appointment on 3 April 2006.  Following her appointment, a transition of responsibilities will occur prior to the retirement of the current Company Secretary, Mr Garry Nolan.

Michaela Healey is an experienced Company Secretary of listed Australian companies and has held senior roles at Orica Limited and North Limited. Ms Healey joins the National from Orica Limited where she has held the roles of Company Secretary, Corporate Affairs Manager and most recently Business Manager of Orica’s retail services business, Orica Retail Select.  Ms Healey is a qualified Chartered Secretary and holds a Bachelor of Laws from The University of Adelaide and a Graduate Diploma in Natural Resources Law from The University of Melbourne.

Garry Nolan has been with the National Group since 1970 and has been Company Secretary since 1992.  Mr Nolan was the founder of the National’s lease financing business and played a key role in the establishment of structured financing at the National.  Mr Nolan has been the Chief Governance Officer and Chairman of a number of National subsidiary companies, including National Nominees Limited.

For further information:

Brandon Phillips Group Manager, External Relations 03 8641 3857 work 0419 369 058 mobile	Hany Messieh Group Manager, Investor Relations 03 8641 2312 work 0414 446 876 mobile

Kim Lovely External Relations Manager 03 8641 4982 work 0406 035 243 mobile

Group and Regional websites:

ASX Announcements and Group information (www.nabgroup.com)

Australian operations (www.national.com.au)

Clydesdale Bank (www.cbonline.co.uk)

Yorkshire Bank (www.ybonline.co.uk)

Bank of New Zealand (www.bnz.co.nz)

Institutional Markets & Services (www.nabmarkets.com)